Acomplia® (rimonabant) approved in Switzerland
for the treatment of obese and overweight patients
with at least one cardiovascular risk factor

Paris, France, April 3, 2007 - Sanofi-aventis announced today the approval of ACOMPLIA® by Swissmedic , the Swiss Agency for therapeutic products, in the following indication:

“ACOMPLIA® is indicated in association with a light hypocaloric diet and physical activity for obese patients (Body Mass Index - BMI - greater than or equal to 30 kg/m2) or for overweight patients (BMI greater than or equal to 27 kg/m2) with at least one associated cardiovascular risk factor, after insufficient weight reduction following physical activity or alimentary adaptation”.

About ACOMPLIA®
ACOMPLIA® is the first member of a new therapeutic class: the CB1 receptor antagonists. The marketing authorisation is based on a thorough analysis of the safety and efficacy results and the assessment of the pivotal clinical trial program of the phase III. These results have shown that ACOMPLIA® at 20 mg per day (1 tablet) significantly reduces weight, waist circumference, HBA1c, triglycerides, at the same time improving significantly the patients’ HDL ("good cholesterol").

About sanofi-aventis
Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com